UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934





                          Metropolis Realty Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                Class B Common Stock, par value $10.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   591730 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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





CUSIP No. 591730 20 5                                  SCHEDULE 13G



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Apollo Real Estate Investment Fund, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /x/
                                                          (b) / /
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
2                         5         SOLE VOTING POWER
                                        4,936,060
NUMBER OF
SHARES                    6         SHARED VOTING POWER
BENEFICIALLY                            0
OWNED BY
EACH                      7         SOLE DISPOSITIVE POWER
REPORTING                               4,936,060
PERSON WITH
                          8         SHARED DISPOSITIVE POWER
                                        0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,936,060

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           100%; 38.1% of the aggregate outstanding shares of the Company's Class A Common Stock, par value $10.00 per share, Class B Common Stock, par value $10.00 per share and Class C Common Stock, par value $10.00 per share.

12    TYPE OF REPORTING PERSON*
      PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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





CUSIP No. 591730 20 5                                  SCHEDULE 13G



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Apollo Real Estate Advisors, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /x/
                                                          (b) / /
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
2                         5         SOLE VOTING POWER
                                        4,936,060
NUMBER OF
SHARES                    6         SHARED VOTING POWER
BENEFICIALLY                            0
OWNED BY
EACH                      7         SOLE DISPOSITIVE POWER
REPORTING                               4,936,060
PERSON WITH
                          8         SHARED DISPOSITIVE POWER
                                        0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,936,060

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           100%; 38.1% of the aggregate outstanding shares of the Company's Class A Common Stock, par value $10.00 per share, Class B Common Stock, par value $10.00 per share and Class C Common Stock, par value $10.00 per share.

12    TYPE OF REPORTING PERSON*
      PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 591730 20 5                                  SCHEDULE 13G




Item 1(a).        Name of Issuer:

                  Metropolis Realty Trust, Inc. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  c/o Victor Capital Group
                  605 Third Avenue, 26th Floor
                  New York, New York  10016

Item 2(a).        Name of Person Filing:

                  This Statement is filed jointly by Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("AREIF"), and Apollo Real Estate Advisors, L.P., a Delaware limited partnership ("AREA"). AREA is the managing general partner of AREIF. AREIF and AREA are sometimes collectively referred to herein as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The address of AREIF's principal business office is c/o Apollo Real Estate Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577.

                  The address of AREA's principal business office is Two Manhattanville Road, Purchase, New York 10577.

Item 2(c).        Citizenship:

                  U.S.

Item 2(d).        Title of Class of Securities:

                  Class B Common Stock, par value $10.00 per share

Item 2(e).        CUSIP Number:

                  591730 20 5

Item 3. Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b):

                  Not Applicable.



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CUSIP No. 591730 20 5                                  SCHEDULE 13G



Item 4.  Ownership:

                  (a) Amount Beneficially Owned as of December 31, 1997:
                      4,936,060 shares of Class B Common Stock, par value $10.00 per share

                  (b) Percent of Class:
                      100%; 38.1% of the aggregate outstanding shares of the Company's Class A Common Stock, par value $10.00 per share, Class B Common Stock, par value $10.00 per share and Class C Common Stock, par value $10.00 per share.

                  (c) Number of shares as to which the Reporting Person has:

                      (i) sole power to vote or to direct the vote  4,936,060
                                                                    ---------

                      (ii) shared power to vote or to direct the vote  0
                                                                      ---

                      (iii) sole power to dispose or to direct the disposition
                            of  4,936,060
                                ---------

                      (iv) shared power to dispose or to direct the disposition
                           of  0
                              ---


Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of Group:

         Not Applicable.

Item 10. Certification:

         Not Applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998



                                Apollo Real Estate Investment Fund, L.P.

                                By: Apollo Real Estate Advisors, L.P., its
                                    general partner

                                      By: Apollo Real Estate Management, Inc.,
                                          its general partner


                                         By:/s/Stuart Koenig
                                            ------------------------------
                                            Name:  Stuart Koenig
                                            Title: Vice President




                                Apollo Real Estate Advisors, L.P.

                                By:  Apollo Real Estate Management, Inc.,
                                     its general partner


                                         By:/s/Stuart Koenig
                                            ------------------------------
                                            Name:  Stuart Koenig
                                            Title: Vice President











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